EX.99.CODE ETH

Conduct Requirements

2. Sarbanes-Oxley Code of Ethics for Chief Executive and Senior Financial Officers

The Destra Multi-Alternative Fund is committed to conducting business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Fund’s Principal Executive Officer, Principal Financial Officer and Treasurer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide such individuals in the performance of their duties.

A Senior Officer must comply with applicable law. Senior Officers also have a responsibility to conduct themselves in an honest and ethical manner; and have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

The Code of Ethics of the Fund pursuant to Rule 17j-1(c) under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “1940 Act Code of Ethics”), which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct Senior Officers.

Compliance with Laws, Rules and Regulations

Senior Officers are required to comply with the laws, rules and regulations that govern the conduct of the business and to report any suspected violations in accordance with the section below entitled “Violations” Thereafter, each Senior Officer, on an annual basis, must affirm to the Board that he/she has complied with the requirements of this Code.

Reporting and Accountability

All Senior Officers will be held accountable for adherence to the Code. Each Senior Officer must, upon the Fund’s adoption of this Code (or thereafter as applicable, upon becoming a Senior Officer), affirm in writing to the Board that he/she has received, read and understands this Code by signing the Acknowledgement Form attached hereto as Appendix A. Thereafter, each Senior Officer, on an annual basis, must affirm to the Board that he/she has complied with the requirements of this Code.

Conflicts of Interest

Senior Officers are expected to dedicate their best efforts to advancing the Fund’s interests and to use objective and unbiased standards when making decisions that affect the Fund, keeping in mind that they are subject to inherent conflicts of interest because certain officers are also officers of the Adviser as well as the Fund. A Senior Officers; obligation to conduct the Fund’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships. A conflict of interest for the purpose of this Code of Ethics occurs when a Senior Officer’s private interests interfere in any way, or even appear to interfere, with the interests of the Fund. The 1940 Act Code of Ethics, the Adviser’s/Sub-Adviser’s and the Fund’s allocation procedures and the other policies of the Fund are designed to ensure the ethical handling of such conflicts. When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest where a Senior Officer is receiving a personal benefit, a Senior Officer should act in accordance with the letter and the spirit of the 1940 Act Code of Ethics and/or the Fund’s or the Adviser’s other applicable policies and procedures. If a Senior Officer is in doubt as to the application or interpretation of any of these, a Senior Officer should make full disclosure of all facts and circumstances to, and obtain the prior written approval, of the Secretary of the Fund.

Disclosures

It is the policy of the Fund to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission (“SEC”) and in all other public communications made by the Fund. Senior Officers are required to promote compliance with this policy by all employees and to abide by the Fund’s standards, policies and procedures designed to promote compliance with this Code of Ethics.

Conduct Requirements

Violations

If a Senior Officer knows of or suspects a violation of applicable laws, regulations, policies, procedures or this Code of Ethics, they must immediately report that information to the Chairman of the Audit Committee of the Fund verbally, in writing or by other means necessary. No one will be subject to retaliation when making any such report in good faith report of an actual or suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Board of Trustees shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

Any waiver of this Code, including an implicit waiver, granted to a Senior Officer may be made only by the Board of Trustees or a committee of the Board to which such responsibility has been delegated, and must be disclosed by the Fund in the manner prescribed by law.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Fund’s Senior Officers in the conduct of the Fund’s business. It is not intended to and does not create any rights in any employee, investor, supplier, competitor, shareholder or any other person or entity.

See Appendix A - Sarbanes Oxley Certification

Adopted: May 25, 2022

Conduct Requirements

Appendix A

DESTRA MULTI-ALTERNATIVE FUND

PRINCIPAL EXECUTIVE AND SENIOR FINANCIAL OFFICER
ANNUAL CERTIFICATE

Pursuant to the requirements of the Code of Ethics for Principal Executive and Senior Financial Officers of The Destra Multi-Alternative Fund (the “Fund”), the undersigned hereby certifies as follows:

●	I have read the Fund’s Code of Ethics for Principal Executive and Senior Financial Officers.

●	I understand the Code of Ethics for Principal Executive and Senior Financial Officers and acknowledge that I am subject to it.

●	I affirm that I have complied with the requirements of this code.

Date	Print Name

Signature